Filed by Mallinckrodt plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Questcor Pharmaceuticals, Inc.

Form S-4 File No.: 333-196054

HOME ABOUT MALLINCKRODT ABOUT QUESTCOR THE MERGER Q&A
ABOUT MALLINCKRODT PHARMACEUTICALS
Today’s Mallinckrodt Pharmaceuticals combines more than 146 years of expertise with the determined focus needed to solve the complex specialty pharmaceutical challenges of today. Whether it’s the production of medicines for pain and attention deficit hyperactivity disorder, the development of products that treat central nervous system conditions or quality imaging products, we are working to make complex products simpler, safer and better for patients.
Click here to view our history on an interactive timeline. >
MISSION & VISION
OUR MISSION
Reveal and relieve disease for a healthier world
OUR VISION
A world made healthier by building on our heritage of distinctive capabilities to provide patients with pharmaceuticals that reveal and relieve disease.
PRODUCTS
Specialty Pharmaceuticals
For more than 145 years, Mallinckrodt Pharmaceuticals has been driven by three core values —quality, integrity and service. Our expertise and experience in development, formulation and manufacturing enable us to deliver high-quality products for patients.
Active Pharmaceutical Ingredients
Active Pharmaceutical Ingredients got its start under the Mallinckrodt name back in 1898 when a chemical manufacturing company named after its two founders produced its first opium-based controlled substances – morphine and codeine. It was a time when physicians were beginning to concentrate on disease-specific remedies and turned to chemical manufacturers like Mallinckrodt to supply them.
Thanks to their meticulous attention to detail, Mallinckrodt products were easily distinguished from others on the market and, over the next 100 years, the company developed a worldwide reputation for high quality products. That same spirit continues today as we at Mallinckrodt strive to deliver value through our complete line of APIs, including controlled substances, Acetaminophen/Paracetamol, stearates and peptides.

Brands
Building on our heritage and distinctive capabilities, Mallinckrodt Pharmaceuticals has world-class development and formulation expertise to bring more medical solutions to the marketplace. With a growing pipeline of branded products, our therapeutic reach is expanding to serve the needs of patients.
Learn more about our branded products:
Intrathecal Products
NSAID Products
Opioid Products
Central Nervous System Products
Generics
Global Medical Imaging
Inside Mallinckrodt’s medical imaging business, we are a global healthcare products leader dedicated to clinical excellence, social responsibility and patient safety. Through our portfolio of innovative imaging products, we continually strive to make a difference in the lives of patients and to partner with healthcare professionals in their efforts to deliver the best care possible.
We have a strong commitment to the imaging community, and continue to reinvest in its future to ensure we are delivering the highest quality imaging products where they are most needed – inside patients. Building on more than a century of leadership in the diagnosis of disease, Mallinckrodt is a leader in imaging. Our business includes an impressive imaging portfolio and a history of outstanding quality and value.
Nuclear Imaging
With over 40 years of experience in the radiopharmaceutical industry we have a proven track record of providing a broad selection of nuclear medicine products and a long history of superior service.
Ensuring a steady, uninterrupted supply of Tc-99m for our customers and the patients they serve is a top priority. As the single-most vertically integrated supplier of radiopharmaceuticals in the world, and a global leader in isotope supply communications, we remain committed to long-term support of the nuclear medicine community.
Through continued capital investment, customer collaboration, education resources and support programs that ensure our customers’ success, our commitment is reflected in all we do.

Contrast Media and Delivery Systems
Our goal is to provide solutions that help increase workflow efficiency, improve patient comfort and care, and decrease certain risks while maintaining diagnostic accuracy. Examples include the intelligent interaction between RFID-enabled Ultraject™ prefilled syringes and RFID-enabled Optivantage™ dual-head CT contrast delivery system. Our Optibolus™ bolus shaping software is designed to help optimize contrast media usage. With our innovative power injectors and proven contrast agents, and as the first provider of prefilled syringes, we are always focused on finding a better way – for the healthcare professionals who rely on us, and the patients who rely on them.

HOME ABOUT MALLINCKRODT ABOUT QUESTCOR THE MERGER Q&A
ABOUT QUESTCOR PHARMACEUTICALS
Questcor Pharmaceuticals, Inc. is a biopharmaceutical company focused on the treatment of patients with serious, difficult-to-treat autoimmune and inflammatory disorders. Our specific areas of focus are in the fields of neurology, nephrology and rheumatology and we are currently supporting research efforts in a variety of conditions having significant unmet medical need.
Questcor Pharmaceuticals Inc. was formed on November 17, 1999 when Cypros Pharmaceutical Corporation and RiboGene Inc. merged to become one integrated company. See below for some key dates, milestones, and accomplishments from our history.
Click here to view a timeline. >
MISSION & BUSINESS STRATEGY
Corporate Mission
At Questcor, we are a biopharmaceutical company focused on the treatment of patients with serious, difficult-to-treat autoimmune and inflammatory disorders. Our efforts are currently focused on the fields of neurology, nephrology and rheumatology, areas of medicine which have significant unmet medical needs.
Our Business Strategy
Our highly experienced Sales and Marketing teams are presently focused on increasing the usage of our primary marketed product, Acthar, among specialists who treat patients with multiple sclerosis, infantile spasms, proteinuria in nephrotic syndrome, dermatomyositis and polymyositis. In addition, our Medical Affairs personnel are working with leading researchers to explore promising additional uses for this important product in a variety of other conditions.
PRODUCT
At Questcor our patients are our top priority. Through our research and development initiatives we strive to better understand serious, difficult-to-treat autoimmune and inflammatory disorders, as well as how our products can play a role in treating such conditions. By doing so we hope to help our patients live healthier, stronger, and more productive lives.
H.P. Acthar® Gel (repository corticotropin injection) is currently approved in the U.S. for the treatment of acute exacerbations of multiple sclerosis in adults, and as monotherapy for the treatment of infantile spasms in infants and children under 2 years of age. It is also indicated to induce a diuresis or a remission of proteinuria in nephrotic syndrome without uremia of the idiopathic type or that due to lupus erythematosus, for use during an exacerbation or as maintenance therapy in selected cases of systemic dermatomyositis (polymyositis), as well as indicated for the treatment of several other diseases and disorders.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Mallinckrodt and Questcor operate; the commercial success of Mallinckrodt’s and Questcor’s products, including H.P. Acthar® Gel; Mallinckrodt’s and Questcor’s ability to protect intellectual property rights; the parties’ ability to satisfy the merger agreement conditions and consummate the merger on the anticipated timeline or at all; the availability of financing, including the financing contemplated by the debt commitment letter, on anticipated terms or at all; Mallinckrodt’s ability to successfully integrate Questcor’s operations and employees with Mallinckrodt’s existing business; the ability to realize anticipated growth, synergies and cost savings; Questcor’s performance and maintenance of important business relationships; the lack of patent protection for Acthar, and the possible United States Food and Drug Administration (“FDA”) approval and market introduction of additional competitive products; Questcor’s reliance on Acthar for substantially all of its net sales and profits; Questcor’s ability to continue to generate revenue from sales of Acthar to treat on-label indications associated with nephrotic syndrome, multiple sclerosis, infantile spasms or rheumatology-related conditions, and Questcor’s ability to develop other therapeutic uses for Acthar; volatility in Questcor’s Acthar shipments, estimated channel inventory, and end-user demand; an increase in the proportion of Questcor’s Acthar unit sales comprised of Medicaid-eligible patients and government entities; Questcor’s research and development risks, including risks associated with Questcor’s work in the areas of nephrotic syndrome and lupus, and Questcor’s efforts to develop and obtain FDA approval of Synacthen™ Depot; Mallinckrodt’s ability to receive procurement and production quotas granted by the U.S. Drug Enforcement Administration; Mallinckrodt’s ability to obtain and/or timely transport molybdenum-99 to its technetium-99m generator production facilities; customer concentration; cost-containment efforts of customers, purchasing groups, third-party payors and governmental organizations; Mallinckrodt’s ability to successfully develop or commercialize new products; competition; Mallinckrodt’s ability to achieve anticipated benefits of price increases; Mallinckrodt’s ability to integrate acquisitions of technology, products and businesses generally; product liability losses and other litigation liability; the reimbursement practices of a small number of large public or private issuers; complex reporting and payment obligations under healthcare rebate programs; changes in laws and regulations; conducting business internationally; foreign exchange rates; material health, safety and environmental liabilities; litigation and violations; information technology infrastructure; and restructuring activities. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in (i) Mallinckrodt’s SEC filings, including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Quarterly Reports on Form 10-Q for the quarterly periods ended December 27, 2013, March 28, 2014 and June 27, 2014; (ii) the SEC filings of Cadence Pharmaceuticals, Inc., which was acquired by Mallinckrodt on March 19, 2014, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2013; and (iii) Questcor’s SEC filings, including its Annual Report on Form 10-K for the year ended December 31, 2013 (and the amendment thereto on Form 10-K/A), its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2014 and June 30, 2014, and its Current Report on Form 8-K filed with the SEC on July 10, 2014. The forward-looking statements made herein speak only as of the date hereof and none of Mallinckrodt, Questcor or any of their respective affiliates assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction between Mallinckrodt and Questcor, Mallinckrodt has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a joint proxy statement of Mallinckrodt and Questcor that also constitutes a prospectus of Mallinckrodt. The registration statement on Form S-4 (File No. 333-196054) was declared effective by the SEC on July 11, 2014. Each of Mallinckrodt and Questcor mailed the joint proxy statement/prospectus to its respective shareholders on or around July 14, 2014. INVESTORS AND SECURITY HOLDERS OF MALLINCKRODT AND QUESTCOR ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain free copies of the joint proxy statement/prospectus, the registration statement and other documents filed with the SEC by Mallinckrodt and Questcor through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt will be available free of charge on Mallinckrodt’s internet website at www.mallinckrodt.com or by contacting Mallinckrodt’s Investor Relations Department at (314) 654-6650. Copies of documents filed with the SEC by Questcor will be available free of charge on Questcor’s internet website at www.questcor.com or by contacting Questcor’s Investor Relations Department at (714) 497-4899.